Mail Stop 6010							August 17, 2006



Mr. Jun Bao
President, Chief Executive Officer and
Chief Financial Officer
BiTech Pharma, Inc.
5890 Horton Street, Suite 405
Emeryville, California 94608


Re:	BiTech Pharma, Inc.
      Form 10-SB
      File No. 0-51684

Dear Mr. Bao:

	We have completed our review of your Form 10-SB and related filings and have no further comments at this time.

								Sincerely,


								Jeffrey Riedler
								Assistant Director







cc: Charles Law, Esq.